FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

December 25, 2013

Sony Corporation

Reschedule of the Effective Date for Company Split (Small-scale Company Split) of

Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION

Sony Corporation (“Sony”) announced today that Sony and JUKI AUTOMATION SYSTEMS CORPORATION have agreed to reschedule the effective date of the captioned company split to April 1, 2014, as a result of the regulatory approval examination by the relevant foreign authority taking longer than expected. The captioned company split was originally announced on August 9, 2013, and Sony announced on November 28, 2013 that the company split had been rescheduled to become effective as of January 1, 2014, subject to the receipt of a necessary regulatory approval (as stated in the filing document entitled “Reschedule of the Effective Date for Company Split (Small-scale Company Split) of Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION”).

Though the rescheduled effective date remains subject to the receipt of the necessary regulatory approval, the parties intend to discuss changing the effective date to a date earlier than April 1, 2014, if such approval is obtained earlier.

End of document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

December 25, 2013